SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of September, 2009
Commission File Number: 000-49984
Mitel Networks Corporation
350 Legget Drive, Ottawa, Ontario K2K 2W7
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

EXPLANATORY NOTE
Attached hereto as Exhibit 99.1 is the Management Proxy Circular dated September 1, 2009, with related documents attached as Exhibits 99.2 through 99.4.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitel Networks Corporation
By:	/s/ Steven Spooner
	Name:	Steven Spooner
	Title:	Chief Financial Officer

Date: September 9, 2009

EXHIBIT LIST

Exhibit No.	Description
99.1	Notice of Annual Meeting and Management Proxy Circular dated September 1, 2009.

99.2	Letter to Shareholders dated September 1, 2009 regarding Notice of the Annual Meeting.

99.3	Form of Proxy.

99.4	Audited Consolidated Financial Statements for the period ended April 30, 2009.